Filed Pursuant to Rule 424(b)(3)

Registration No. 333-289412

CAZ GP STAKES FUND

(the “Fund”)

Supplement dated September 14, 2026, to the

Prospectus and Statement of Additional Information (the “SAI”), dated July 29, 2026

Upon the recommendation of CAZ GP Stakes Adviser LLC (the “Adviser”), the Board of Trustees (the “Board”) of the Fund recently approved changes to the Fund’s name. The Fund’s current investment objective to provide long-term capital appreciation and current income will not change. The changes will be effective after the close of business on September 15, 2026 (the “Effective Date”).

On the Effective Date, the Fund’s name will change to “CAZ GP Stakes Income Fund”. Accordingly, on the Effective Date, the Fund’s Prospectus will be revised as follows:

All references to CAZ GP Stakes Fund are replaced with CAZ GP Stakes Income Fund.

Please retain this supplement for future reference.